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                             July 14, 2023

       Leonardo George de Magalh  es
       Chief Officer for Finance and Investor Relations
       Companhia Energ  tica De Minas Gerais     Cemig
       1200, Avenida Barbacena
       Belo Horizonte
       MG, Brazil CEP 30190-131


                                                        Re: Companhia Energ
tica De Minas Gerais     Cemig
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed May 16, 2023
                                                            File No. 001-15224

       Dear Leonardo George de Magalh  es:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Exhibits 13.1 and 13.2
       Certification Pursuant to 18 U.S.C. Section 1350, page 1

   1. We note that the certifications provided by your Chief Executive Officer and Chief
                                                        Officer for Finance and
Investor Relations at Exhibits 13.1 and 13.2 reference your Form
                                                        20-F for the fiscal
year ended December 31, 2021, rather than your Form 20-F for the fiscal year ended
December 31, 2022.

                                                        Please file an
amendment to your Form 20-F to provide the certifications required by Rule
                                                        13a-14(b) of Regulation
13A, applicable via Instruction 13 to Item 19 of Form 20-F. This should include the
entire periodic report, an explanatory note and updated signature page.
 Leonardo George de Magalh  es
Companhia Energ  tica De Minas Gerais     Cemig
July 14, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert
Babula, Staff Accountant, at (202) 551-3339 with any questions



FirstName LastNameLeonardo George de Magalh  es      Sincerely,
Comapany NameCompanhia Energ  tica De Minas Gerais     Cemig
                                                    Division of Corporation
Finance
July 14, 2023 Page 2                                Office of Energy &
Transportation
FirstName LastName